SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2003

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-16463

Full title of the plan and the address of the plan, if different from that of the issuer named below:

Black Beauty Coal Company 401(k) Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Peabody Energy Corporation

701 Market Street, St. Louis, Missouri	63101-1826
(Address of principal executive offices)	(Zip Code)

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Black Beauty Coal Company 401(k) Plan Committee

We have audited the accompanying statements of net assets available for benefits of Black Beauty Coal Company 401(k) Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Ernst & Young LLP

St. Louis, Missouri
June 4, 2004

Black Beauty Coal Company 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Investments, at fair value:
Investments in mutual funds	$46,685,604	$34,299,942
Investment in common/collective trust	2,903,832	—
Investment in Peabody Energy Stock Fund	133,891	—

Total investments	49,723,327	34,299,942

Net assets available for benefits	$49,723,327	$34,299,942

See accompanying notes.

Black Beauty Coal Company 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31
2003
Additions
Interest and dividends	$655,604
Net realized and unrealized appreciation of investments	8,215,536

Net investment income	8,871,140

Contributions:
Employee	4,951,620
Employer	2,885,859
Rollover	302,420

Total contributions	8,139,899

Total additions	17,011,039

Deductions
Withdrawals by participants	(1,587,654)

Total deductions	(1,587,654)

Net increase in net assets available for benefits	15,423,385
Net assets available for benefits at beginning of year	34,299,942

Net assets available for benefits at end of year	$49,723,327

See accompanying notes.

Black Beauty Coal Company 401(k) Plan

Notes to Financial Statements

Year Ended December 31, 2003

1. Description of the Plan

The following description of the Black Beauty Coal Company (the “Company”) 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan offered by the Company and its divisions, Black Beauty Underground and Black Beauty Mining and its subsidiaries GIBCO Motor Express, LLC and GIBCO Fuels, LLC. The Plan covers all full-time employees who have completed one year of service, who have attained 21 years of age and who are not covered by a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan allows participants to invest in a selection of mutual funds, a common/collective trust and the Peabody Energy Stock Fund. All investments in the Plan are participant-directed.

Contributions

Each year, participants may contribute from 1% to 60% of their eligible compensation, as defined in the Plan. Participants may also contribute distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

In the calendar year that a participant is age 50 or older and each year thereafter, certain participants meeting additional specific criteria will be permitted to make catch-up contributions to the Plan. Participants will be able to contribute amounts over and above the maximum otherwise permitted by the Plan, subject to certain limitations.

Black Beauty Coal Company 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

The Company makes matching contributions equal to 90% of the first 6% of eligible compensation that a participant contributes to the Plan. Prior to July 1, 2003, the Company made matching contributions equal to 85% of the first 6% of eligible compensation that a participant contributed to the Plan.

Participants direct the investment of employer matching contributions. All contributions are subject to certain limitations as defined by the Plan and the Internal Revenue Service (“IRS”).

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant, or their beneficiary, may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in their account, annual installments or a life annuity. When service is otherwise terminated, a participant may receive the value of the vested interest in their account as a lump-sum distribution. Withdrawals in cases of hardship, as defined in the Plan, are also permitted.

Vesting

Employer and employee contributions are vested 100% at the time of contribution.

Plan Termination

The Plan is voluntary on the part of the Company. The Company may terminate the Plan in whole or in part subject to the provisions of ERISA. Upon termination or complete discontinuance of all contributions to the Plan, participants’ accounts remain fully vested. Currently, the Company has no intention to terminate the Plan.

Black Beauty Coal Company 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Administrative Expenses

All significant administrative expenses of the Plan are paid by the Company.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Units in the common/collective trust are valued at net asset value at year-end. The stock fund is valued at year-end unit closing price (comprised of the year-end market price plus any uninvested cash position).

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits

Benefits are recorded when paid.

Black Beauty Coal Company 401(k) Plan

Notes to Financial Statements (continued)

3. Investments

The Plan’s assets are held by The Vanguard Fiduciary Trust Company, the trustee of the Plan since January 1, 2003. Prior to January 1, 2003, the Plan’s assets were held by Fidelity Management Trust Company.

The Plan’s investments (including investments purchased or sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

2003
Mutual funds	$8,192,188
Peabody Energy Stock Fund	23,348

$8,215,536

Investments representing 5% or more of the fair value of the Plan’s net assets at December 31 were as follows:

2003
Mutual funds:
Fidelity Magellan Fund	$18,792,078
Vanguard LifeStrategy Moderate Growth Fund	8,907,114
Vanguard PRIMECAP Fund	10,090,062
Common/collective trust:
Vanguard Retirement Savings Trust	2,903,832

Black Beauty Coal Company 401(k) Plan

Notes to Financial Statements (continued)

4. Income Tax Status

The underlying standardized prototype plan has received an opinion letter from the IRS dated August 22, 2001, stating that the written form of the underlying prototype document is qualified under Section 401(a) of the Internal Revenue Code (the “Code”), and that any employer adopting this form of the plan will be considered to have a plan qualified under Section 401(a) of the Code. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS opinion letter. The Plan’s administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt. The Plan’s sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status.

5. Risks and Uncertainties

Participants direct the investment of their account balance under the Plan into various investment options offered by the Plan. The investment options offered by the Plan, and investment securities generally, are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule
Black Beauty Coal Company 401(k) Plan

Employer ID #35-1799736
Plan #001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

	Description of
Identity of Issue	Investment Type	Current Value
Fidelity Magellan Fund*	192,266 shares of mutual fund	$18,792,078
Vanguard 500 Index Fund*	16,510 shares of mutual fund	1,695,075
Vanguard Explorer Fund*	6,240 shares of mutual fund	409,497
Vanguard Extend Mkt Index Fund*	22,304 shares of mutual fund	594,634
Vanguard Int’l Growth Fund*	118,388 shares of mutual fund	1,909,599
Vanguard LifeStrategy Conserv Growth*	3,616 shares of mutual fund	52,577
Vanguard LifeStrategy Growth Fund*	27,556 shares of mutual fund	500,409
Vanguard LifeStrategy Income Fund*	15,432 shares of mutual fund	203,706
Vanguard LifeStrategy Moderate Growth Fund*	536,250 shares of mutual fund	8,907,114
Vanguard PRIMECAP Fund*	190,235 shares of mutual fund	10,090,062
Vanguard Total Bond Mkt Index*	234,224 shares of mutual fund	2,414,852
Vanguard U.S. Growth*	3,395 shares of mutual fund	51,461
Vanguard Windsor Fund*	18,976 shares of mutual fund	308,552
Vanguard Windsor II Fund*	28,539 shares of mutual fund	755,988
Vanguard Retirement Savings Trust*	2,903,832 shares of common/collective trust	2,903,832
Peabody Energy Stock Fund*	7,638 units of stock fund	133,891

		$49,723,327

* Parties-in-interest.

SIGNATURES

Black Beauty Coal Company 401(k) Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Black Beauty Coal Company 401(k) Plan
Date: June 22, 2004	By:	/s/ SHARON D. FIEHLER
Sharon D. Fiehler
Peabody Energy Corporation Executive Vice President, Human Resources & Administration

EXHIBIT INDEX

The exhibits below are numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.

Exhibit
No.	Description of Exhibit
23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm